Exhibit 99.2

OKEANIS ECO TANKERS CORP.: REPORTING OF TRANSACTIONS MADE BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM IN OKEANIS ECO TANKER CORP.’S SHARES

November 12, 2024: Pursuant to the Market Abuse Regulation article 19, Okeanis Eco Tankers Corp. (the “Company”) (NYSE:ECO / OSE:OET), hereby notify receipt of information of the following transactions made by persons discharging managerial responsibilities in the Company and/or persons closely associated with them in the Company’s shares and other financial instruments linked thereto:

1	Details of the Primary Insider / Closely Associated Person
a)	Name	Iraklis Sbarounis
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the Company
a)	Name	Okeanis Eco Tankers Corp.
b)	LEI code	213800U35RCYXTKVEM65
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Common Shares ISIN: MHY641771016
b)	Nature of the transaction	Purchase

c)	Price(s) and volume(s)
		Price(s) in USD	Volume(s)
		23.2488	2,110

d)	Aggregated information - Aggregated volume - Price - Total value	2,110 shares USD 23.2488 USD 49,054.98
e)	Date of the transaction	November 12, 2024
f)	Place of the transaction	NYSE - New York Stock Exchange (XNYS)

1	Details of the Primary Insider / Closely Associated Person
a)	Name	Iraklis Sbarounis
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the Company
a)	Name	Okeanis Eco Tankers Corp.
b)	LEI code	213800U35RCYXTKVEM65
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Common Shares ISIN: MHY641771016
b)	Nature of the transaction	Purchase

c)	Price(s) and volume(s)
		Price(s) in NOK	Volume(s)
		259.00	125

d)	Aggregated information - Aggregated volume - Price - Total value	125 shares NOK 259.00 NOK 32,375
e)	Date of the transaction	November 12, 2024
f)	Place of the transaction	Oslo Børs (XOSL)